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                                                                    EXHIBIT 99.2

                                                           [English Translation]
                                                                    July 3, 2003
                                                           Disclosure on Inquiry


                              Hanaro Telecom, Inc.


Hanaro Telecom, Inc. ("Hanaro" or "the Company") held a Board of Directors meeting on July 3, 2003 to obtain a Board approval on the investment into the Company by foreign investors and the signing of the Investment Agreement. The voting result was four affirmatives, four negatives and two abstentions and the Company failed to obtain a majority affirmative vote on the agenda required to approve the proposed investment. This confirms the Company's local filing made on June 27, 2003.